UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                                      HAVAS
                                (Name of Issuer)

               ORDINARY SHARES, NOMINAL VALUE (euro)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE

                         (Title of Class of Securities)

                     ISIN No. FR0000121881 (ordinary shares)

                             CUSIP 419313101 (ADSs)

                               (CUSIP Number)(1)

                                ---------------

                                ALEXANDER M. VIK
                             SEBASTIAN HOLDINGS INC.
                          20, AVENUE DE GRANDE-BRETAGNE
                                 MC-98000 MONACO
                               ++ 377 99 99 91 61
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices of Communication)

                                ---------------

                                 June 9, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


------------
(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0000121881. The CUSIP number for the ADSs is 419313101.

-----------------------                                -------------------------
CUSIP No. 419313101                  13D                  (Page 2 of 13 pages)
ISIN No. FR0000121881
-----------------------                                -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Sebastian Holdings Inc.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Turks and Caicos Islands, British West Indies
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
    EACH REPORTING
      PERSON WITH
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                17,269,649
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                17,269,649
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,269,649
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*(1)                                                [X]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.0% (2)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes 96,987,523 Ordinary Shares beneficially owned by the Bollore Persons (as defined herein), who together with the Reporting Persons (as defined herein) comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-5 thereunder. See Item 5. The Reporting Persons disclaim any beneficial ownership of such shares.

(2) The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005. The 16,929,649 Ordinary Shares beneficially owned by the Reporting Persons represent 4.0% of the voting rights based on a total number of voting rights of 421,411,035 as published by the AUTORITE DES MARCHES FINANCIERS on June 16, 2005.

-----------------------                                -------------------------
CUSIP No. 419313101                  13D                  (Page 3 of 13 pages)
ISIN No. FR0000121881
-----------------------                                -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Alexander M. Vik

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Norwegian
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
    EACH REPORTING
      PERSON WITH
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                17,269,649
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                17,269,649
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,269,649
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (1)                                               [X]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.0% (2)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes 96,987,523 Ordinary Shares beneficially owned by the Bollore Persons, who together with the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. See Item 5. The Reporting Persons disclaim any beneficial ownership of such shares.

(2) The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005. The 16,929,649 Ordinary Shares beneficially owned by the Reporting Persons represent 4.0% of the voting rights based on a total number of voting rights of 421,411,035 as published by the AUTORITE DES MARCHES FINANCIERS on June 16, 2005.

                                EXPLANATORY NOTE

     This statement of beneficial ownership on Schedule 13D ("SCHEDULE 13D") is being filed on behalf of Sebastian Holdings Inc, a Turks and Caicos company ("SHI") and Alexander M. Vik ("Mr. Vik", and together with SHI, the "Reporting Persons"). This Schedule 13D relates to the ordinary shares, nominal value
(euro)0.40 per share, of Havas, a SOCIETE ANONYME organized under the laws of the Republic of France. As further described herein, on June 9, 2005, SHI entered into an agreement (the "BOLLORE AGREEMENT") with Bollore Investissement, a SOCIETE ANONYME organized under the laws of the Republic of France ("BI"), acting in its own behalf and on behalf of its subsidiary, Bollore Media Investissements, a SOCIETE PAR ACTIONS SIMPLIFIEE organized under the laws of the Republic of France ("BMI", and together with BI, the "Bollore Companies"), pursuant to which SHI and the Bollore Companies agreed to act in concert with respect to the voting of their Ordinary Shares (as defined below) at the general meeting of Havas shareholders held on June 9, 2005 and to cooperate in the future with respect to strategic decisions concerning Havas. Accordingly, SHI and the Bollore Companies comprise a group, within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, the members of which beneficially own more than 5% of the Ordinary Shares in aggregate. This Schedule 13D reports the number of Ordinary Shares beneficially owned by SHI and, under
Item 5, reports the aggregate number of Ordinary Shares owned by the group, including the 89,429,841 Ordinary Shares beneficially owned by the Bollore Companies. SHI disclaims any beneficial ownership of the 89,429,841 Ordinary Shares beneficially owned by the Bollore Companies.

ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the ordinary shares, nominal value (euro)0.40 per share ("ORDINARY SHARES"), of Havas, a SOCIETE ANONYME organized under the laws of the Republic of France (the "ISSUER"). The address of the principal executive offices of the Issuer is:

                   2 allee de Longchamp
                   92281 Suresnes Cedex, France

ITEM 2.     IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This statement on Schedule 13D is filed on behalf of the following persons (each a "REPORTING PERSON"), in each case with respect to the Ordinary Shares indicated:

          (i) Sebastian Holdings Inc., a company incorporated under the laws of the Turks and Caicos Islands, British West Indies, with respect to the Ordinary Shares beneficially owned by it.

                The sole director of SHI is Alexander M. Vik (see below at (ii)).SHI has no officers.

                The principal business of SHI is a holding company. The address of its principal office is: Britannic House, Providenciales, Turks and Caicos Islands, British West Indies.

          (ii) Alexander M. Vik, who serves as the sole director of SHI, with respect to the Ordinary Shares beneficially owned by SHI.

                Mr. Vik is a citizen of Norway and his principal residence is:
                20, avenue de Grande-Bretagne, MC-98000 Monaco. Mr. Vik's principal occupation is as an entrepreneur. Among other positions, he serves as Chairman and Chief Executive Officer of Xcelera Inc., a European technology company focused on the founding, developing, perating and financing of technology companies, which has its principal executive offices at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     SHI used an aggregate of (euro)38,210,868.07 to purchase 9,269,649 of the Ordinary Shares that it beneficially owns. The source of funds used by SHI to purchase these 9,269,649 Ordinary Shares was the working capital derived from capital contributions made by its shareholder.

     The balance of 8,000,000 Ordinary Shares beneficially owned by SHI as of the date of this Schedule 13D (the "SWAP SHARES") were acquired in connection with a share swap transaction (the "SHARE SWAP") pursuant to an agreement SHI and the London branch of Deutsche Bank AG ("DB") on January 27, 2005 (the "SHARE SWAP AGREEMENT"), as amended on May 24, 2005 and June 15, 2005. The disclosure under Item 6 is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

     The Reporting Persons originally acquired the Ordinary Shares for investment purposes.

     On the morning of June 9, 2005, prior to the annual meeting of the Issuer's shareholders, BI, on its behalf and on behalf of BMI, and SHI entered into an Agreement, dated as of June 9, 2005 (the "BOLLORE AGREEMENT"). At the time SHI and BI entered into the Bollore Agreement, SHI beneficially owned 16,929,649 Ordinary Shares and the Bollore Companies owned 87,429,841 Ordinary Shares (of which 87,429,741 Ordinary Shares were held by BMI and 100 Ordinary Shares held by BI). Pursuant to the terms of the Bollore Agreement, each party agreed to vote in favor of the other party's nomination resolutions at the Issuer's annual meeting of shareholders held that morning and the parties agreed to cooperate with each other with respect to the strategic decisions concerning Havas, including with respect to issues to be considered by the Issuer's board of directors. Pursuant to the terms of the Bollore Agreement, BI, on its behalf and on behalf of BMI, received a right of first refusal with respect to any sale of the Ordinary

Shares beneficially owned by Sebastian Holdings, and, if either party believes that the parties' cooperation is no longer a valid option, Sebastian Holdings received the right to put all of, or a portion that constitutes a majority of, the Ordinary Shares it beneficially owns at a price of (euro)5 per share. The term of the Bollore Agreement is 2 years. The Bollore Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference; the foregoing summary description of the Bollore Agreement is qualified in its entirety by reference to the Bollore Agreement.

          At the June 9, 2005, the four resolutions relating to the election of nominees for director that had been proposed by BMI in a letter sent to the president of the Issuer on April 22, 2005, were adopted by the Issuer's shareholders at the annual meeting of shareholders. As a result, BMI (represented by Mr. Marc Bebon), Mr. Bollore, BI (represented by Mr. Cedric de Bailliencourt) and Mr. Thierry Marraud were elected to serve on the Issuer's board of directors.

          On the afternoon of June 9, 2005, Mr. Bollore and SHI entered into a Letter Agreement, dated as of June 9, 2005 (the "Bollore Letter Agreement"). The parties entered into the Bollore Letter Agreement following the conclusion of the annual meeting of the Issuer's shareholders, during which the Issuer's shareholders adopted the resolutions proposed by BMI (as described above), but failed to adopt resolutions that would have made it possible for SHI to propose nomination resolutions on its own behalf. Pursuant to the terms of the Bollore Letter Agreement, Mr. Bollore indicated that it will be possible for SHI's participation on the Issuer's board of directors to take place through the appointment of one of the representatives of one of the two legal entities (BMI and BI) that had been proposed by BMI and elected to Issuer's board of directors. The Bollore Letter Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference; the foregoing summary description of the Bollore Letter Agreement is qualified in its entirety by reference to the Bollore Letter Agreement.

          SHI subsequently declined for the present time Mr. Bollore's invitation to appoint one of the representatives of the two legal entities that had been proposed by BMI and elected to the Issuer's board of directors. As a result, as of the date hereof SHI has no representation on the Issuer's board of directors.

          Except as set forth herein or such as would occur upon completion of any of the actions discussed above, none of the Reporting Persons has any present plan or proposal that relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

          The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, subject to the Bollore Agreement and applicable law, reserve the right to take such actions in the future with respect to their investments in the Issuer as they deem appropriate, including changing their intention with respect to any or all matters referred to above.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

          (a),(b) The Reporting Persons. The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 428,881,893 Ordinary Shares outstanding as June 6, 2005, as reported by Euronext Paris. As of June 16, 2005, there were 421,411,035 voting rights outstanding, as published by the AUTORITE DES MARCHES FINANCIERS. The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case as of the date hereof.



------------------------- ---------------------- ----------------------- ---------------------- ---------------------
REPORTING PERSON          AGGREGATE NUMBER OF    APPROXIMATE             NUMBER OF ORDINARY     NUMBER OF ORDINARY
----------------          --------------------   ------------            -------------------    ---------------------
                          ORDINARY SHARES        PERCENTAGE              SHARES: SOLE POWER     SHARES: SHARED POWER
                          ---------------        -----------             -------------------    --------------------
                          BENEFICIALLY OWNED     (OF SHARES/ OF VOTES)   TO VOTE OR TO DISPOSE  TO VOTE OR TO DISPOSE
------------------------- ---------------------- ----------------------- ---------------------- ---------------------
SHI                       17,269,649             4.0% / 4.1%             0                      17,269,649
------------------------- ---------------------- ----------------------- ---------------------- ---------------------

Mr. Vik                   17,269,649             4.0% / 4.1%             0                      17,269,649
------------------------- ---------------------- ----------------------- ---------------------- ---------------------



          THE BOLLORE PERSONS. As described in Item 6, on June 9, 2005, SHI entered into the Bollore Agreement with the Bollore Companies, pursuant to which SHI and the Bollore Companies agreed to act in concert with respect to the voting of their Ordinary Shares at the general meeting of Havas shareholders held on June 9, 2005 and to cooperate in the future with respect to strategic decisions concerning Havas. Accordingly, SHI and the Bollore Companies comprise a group, within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, the members of which beneficially own more than 5% of the Ordinary Shares in aggregate. The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Bollore Companies. The table also sets forth the number of Ordinary Shares with respect to which each of BI and BMI has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case as of the date hereof.



------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          AGGREGATE NUMBER OF    APPROXIMATE             NUMBER OF ORDINARY     NUMBER OF ORDINARY
                          ORDINARY SHARES        PERCENTAGE              SHARES: SOLE POWER     SHARES: SHARED POWER
BOLLORE COMPANY           BENEFICIALLY OWNED     (OF SHARES/ OF VOTES)   TO VOTE OR TO DISPOSE  TO VOTE OR TO DISPOSE
---------------           ------------------     ---------------------   ---------------------  ----------------------
BI                        96,986,523             22.6% / 23.0%           0                      96,986,523
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       96,986,423             22.6% / 23.0%           0                      96,986,423
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


          The Bollore Companies are indirectly controlled by Vincent Bollore ("MR. BOLLORE", and together with the Bollore Companies, the "BOLLORE PERSONS") the Chairman of the Bollore Group of companies. As a result, as of the date of this Schedule 13D, Mr. Bollore may be considered to have beneficial ownership of the 96,986,523 Ordinary Shares beneficially owned directly or indirectly by BI, comprising 100 Ordinary Shares beneficially owned directly by BI and 96,986,423 Ordinary Shares beneficially owned by BMI, and may be deemed to have shared power to vote or to dispose of the 96,986,523 Ordinary Shares beneficially owned by BI, including the 96,986,423 Ordinary Shares beneficially owned by BMI. In addition, as of the date of this Schedule 13D, Mr. Bollore beneficially owned 1,000 Ordinary Shares directly, with respect to which he has sole voting power and the sole power to dispose.

          (c) Except for the transactions set forth below, during the last sixty days neither the Reporting Persons nor the Bollore Persons have effected any transactions with respect to the Ordinary Shares.

          REPORTING PERSONS.


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
REPORTING PERSON          DATE                   TRANSACTION             NUMBER OF ORDINARY     PRICE PER SHARE/
----------------          ----                   -----------             -------------------    -----------------
                                                                         SHARES
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       6/14/2005              Purchase                340,000                (euro)4.61
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       6/01/2005              Purchase                379,875                (euro)4.80
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/31/2005              Purchase                620,125                (euro)4.80
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/27/2005 (1)          Delivered to bank in    1,500,000 (2)          (euro)n/a (3)
                                                 partial physical
                                                 settlement of swap
                                                 agreement
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/27/2005 (1)          Delivered to bank in    1,250,000 (4)          (euro)n/a (5)
                                                 physical settlement
                                                 of swap agreement
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/26/2005              Sale                    90,000                 (euro)5.04
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
REPORTING PERSON          DATE                   TRANSACTION             NUMBER OF ORDINARY     PRICE PER SHARE/
----------------          ----                   -----------             -------------------    -----------------
                                                                         SHARES
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/26/2005              Sale                    200,000                (euro)5.04
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/25/2005              Sale                    125,000                (euro)5.104
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/18/2005              Sale                    980,000                (euro)4.901
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
SHI                       5/17/2005              Sale                    1,000,000              (euro)4.905
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) Represents date of termination or partial termination of swap agreement. Settlement date for physical settlement was June 1, 2005.
(2) 1,500,000 Ordinary Shares delivered by SHI to DB in partial settlement of the Share Swap in respect of 9,500,000 Ordinary Shares entered into on January 27, 2005.
(3)  Physical settlement in settlement of an Equity Notional Amount equal to
     (euro)6,375,000
(4) 1,250,000 Ordinary Shares delivered by SHI to DB in full settlement of a second share swap arrangement in respect of 1,250,000 Ordinary Shares entered into on January 27, 2005.
(5)  Physical settlement in settlement of an Equity Notional Amount equal to
     (euro)5,312,500

Other than the termination of the share swaps on May 27, 2005 with a settlement date of June 1, 2005, each of the foregoing transactions by SHI was effected on Euronext Paris.

          BOLLORE PERSONS.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BOLLORE PERSON            DATE                   TRANSACTION             NUMBER OF ORDINARY     PRICE PER SHARE/
--------------            ----                   -----------             -------------------    -----------------
                                                                         SHARES
                                                                         ------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/16/2005              Purchase                2,575,000              (euro)4.8730
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/16/2005              Purchase                3,719                  (euro)4.8300
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/15/2005              Purchase                2,000,000              (euro)4.7929
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/14/2005              Purchase                2,100,290              (euro)4.7029
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/13/2005              Purchase                877,673                (euro)4.6241
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BMI                       6/10/2005              Purchase                2,000,000              (euro)4.6196
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
BI                        4/21/2005              Purchase                100                    (euro)4.55
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Mr. Bollore               4/21/2005              Purchase                1,000                  (euro)4.56
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Each of the foregoing transactions by the Bollore Persons was effected on Euronext Paris.

          (d) Pursuant to the terms of the Share Swap Agreement, DB has the right to receive any dividends paid on the 8,000,000
Swap Shares.

          (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          BOLLORE AGREEMENT AND THE BOLLORE LETTER AGREEMENT

          The description of the Bollore Agreement and the Bollore Letter Agreement set forth in Item 4 is incorporated herein by reference.

          SHARE SWAP AGREEMENT

          Pursuant to the Share Swap Agreement, DB paid to SHI an amount (the "EQUITY NOTIONAL

AMOUNT") equal to the product of 9,500,000 Ordinary Shares and the official closing price per Ordinary Share on January 27, 2005 of [(euro)4.25] as published by Euronext Paris SA, or [(euro)40,375,000]. In consideration of this payment, SHI agreed to pay DB a structuring fee of 0.65% of the Equity Notional Amount, or [(euro)61,750] payable on January 27, 2005 and interest on the Equity Notional Amount at the rate of 6.5% per annum calculated on the basis of a 360-day year, and to repay the Equity Notional Amount on May 25, 2005. The Share Swap Agreement provided, however, that the Equity Notional Amount should be settled by the physical delivery by SHI of 9,500,000 Ordinary Shares to DB. The Share Swap Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. [DB is doing final check on numbers]

          On May 24, 2005, DB and SHI entered into an amendment to the terms of the Share Swap Agreement (the "FIRST SWAP AMENDMENT") providing that (i) the Share Swap was to continue in respect of 9,500,000 Ordinary Shares until May 27, 2005, (ii) the Share Swap was to partially unwind on May 27, 2005 in respect of 1,500,000 Ordinary Shares, which were to be physically delivered by SHI to DB for settlement on or before June 1, 2005 and (iii) from May 28, 2005, the Share Swap was to continue in respect of 8,000,000 Ordinary Shares until June 15, 2005 with a settlement date of June 20, 2005. The form of the First Swap Amendment is attached hereto as Exhibit 5 and is incorporated herein by reference. On June 15, 2005, DB and SHI entered into a second amendment to the terms of the Share Swap Agreement (the "SECOND SWAP AMENDMENT") providing that (i) the Share Swap would continue in respect of 8,000,000 Ordinary Shares until June 15, 2005, (ii) the Share Swap would partially unwind on June 15, 2005 in respect of 500,000 Ordinary Shares, which will be physically delivered by SHI to DB for settlement on or before June 20, 2005 and (iii) from June 16, 2005, the Share Swap was to continue in respect of 7,500,000 Ordinary Shares until September 13, 2005 with a settlement date of September 16, 2005. The form of the Second Swap Amendment is attached hereto as Exhibit 6 and is incorporated herein by reference.

          In connection with the Share Swap, SHI has entered into a customary Pledge and Pledgeholder Agreement with DB and Deutsche Bank (Suisse) S.A. with respect to the Swap Shares. The form of the Pledge and Pledgeholder Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

          Except as otherwise set forth in this Statement on Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Ordinary Shares, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following is filed as an exhibit to this statement on Schedule
13D:

         Exhibit 1         Joint Filing Agreement.

         Exhibit 2 Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005
                           (in English translation for information purposes only).

         Exhibit 3 Letter Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (in English translation for information purposes only).

         Exhibit 4 Form of Share Swap Transaction (Physical Settlement) Agreement, dated as of January 27, 2005.

         Exhibit 5 Form of Letter Amendment Agreement relating to the Share Swap Transaction (Physical Settlement) Agreement, dated as of May 24, 2005.

         Exhibit 6 Form of Letter Amendment Agreement relating to the Share Swap Transaction (Physical Settlement) Agreement, dated as of June 15, 2005.

         Exhibit 7         Form of Pledge and Pledgeholder Agreement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: June 17, 2005

                                               /S/ ALEXANDER M. VIK
                                              ----------------------------------
                                              Alexander M. Vik, individually



                             SEBASTIAN HOLDINGS INC.

                                              By:   /S/ ALEXANDER M. VIK
                                                 -------------------------------
                                                 Name: Alexander M. Vik
                                                 Title:   Director

                                  Exhibit Index

         Exhibit 1         Joint Filing Agreement.

         Exhibit 2 Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005
                           (in English translation for information purposes only).

         Exhibit 3 Letter Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated June 9, 2005 (in English translation for information purposes only).

         Exhibit 4 Form of Share Swap Transaction (Physical Settlement) Agreement, dated as of January 27, 2005.

         Exhibit 5 Form of Letter Amendment Agreement relating to the Share Swap Transaction (Physical Settlement) Agreement, dated as of May 24, 2005.

         Exhibit 6 Form of Letter Amendment Agreement relating to the Share Swap Transaction (Physical Settlement) Agreement, dated as of June 15, 2005.

         Exhibit 7         Form of Pledge and Pledgeholder Agreement.